Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-191772

Free Writing Prospectus dated October 23, 2013

Fantex, Inc.

Beginning on October 17, 2013, several media publications were released by each of The New York Post, Le Monde, TIME Magazine, Business Insider, The New York Times and The Financial Times (collectively, the “Articles”). Each of the Articles, reference an initial public offering (the “Offering”) of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-191772), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Articles reference the Offering and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The article attached as Annex A was originally published online by The New York Post on October 17, 2013 (the “NY Post Article”); the article attached as Annex B was originally published online by Le Monde on October 18, 2013 (the “Le Monde Article”); the article attached as Annex C was originally published online by TIME Magazine on October 18, 2013 (the “First TIME Article”); the article attached as Annex D was originally published online by Business Insider on October 18, 2013 (the “Business Insider Article”); the article attached as Annex E was originally published online by The New York Times on October 21, 2013 (the “Second NY Times Article”); the article attached as Annex F was originally published online by The Financial Times on October 21, 2013 (the “FT Article”) and the article attached as Annex G was originally published online by TIME Magazine on October 18, 2013 (the “Second TIME Article”).

The Articles were not prepared by or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Articles are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statement, the Articles represented the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Articles or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

NY Post Article

•                  The NY Post Article is headlined “Own a piece of an NFL star,” states that the Company is offering investors “the chance to score big profits by owning a piece of a professional athlete” and that “Fantex, Inc. expects in the next four to six weeks to have a $10.5 million initial public offering of NFL star running back Arian Foster.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or the Second Amended and Restated Brand Agreement effective as of February 28, 2013, by and between Arian Foster, The Ugly Duck, LLC and the Company (“brand contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand. The Company can make no assurances as to whether an investment in Fantex Series Arian Foster would be profitable or as to the timing or completion of this Offering.

•                  The NY Post Article states “Fantex Inc. expects in the next four to six weeks to have a $10.5 million initial public offering of NFL star running back Arian Foster — which would represent about 20 percent of a holding company that owns the rights to the player’s income stream.”  Fantex, Inc. has entered into a brand contract with Arian Foster, pursuant to which it will acquire a minority interest equal to 20% of Mr. Foster’s brand income, as such term is defined under the brand contract. As consideration for this interest under the brand contract, Fantex, Inc. will pay Arian Foster a one-time cash payment of $10.0 million contingent upon its ability to obtain financing, which it intends to do through this Offering.

•                  The NY Post Article states that “Investments are limited to $7,500” for the Offering. However, no investor will be allowed to purchase or hold more than 1% of any series of common stock issued by the Company, including the Fantex Series Arian Foster. Investors with an annual gross income of less than $50,000 or a net worth (exclusive of home, furnishings and automobile) of less than $50,000 may only invest up to $2,500 in the Offering. Investors with an annual gross income of between $50,000 and $100,00 or a net worth (exclusive of home, furnishings and automobile) of between $50,000 and $100,000 may only invest up to $7,500 in the Offering. Certain states may impose more restrictive suitability and/or other investment limitations.

•                  The NY Post Article states “But, hey, if you’ve ever wanted to own a piece of the Houston Texan running back, this may be your best shot, Buck French, Fantex’s founder, told The Post.” The Company notes that this statement was not made by Mr. French and was misattributed to him. Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or the brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

Le Monde Article

•                  The Le Monde Article is headlined “Fantex wants to list a sports stock exchange,” and states that Arian Foster “could soon become the first publically traded sports figure.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or the brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

•                  The Le Monde Article also states that the performance of the shares of Fantex Series Arian Foster “will be backed by 20% of the revenue generated by the player under his contracts - with his club, sponsors and television, if he pursues a career as a broadcaster, after his retirement - will be returned to shareholders.” The Company’s board of directors is permitted, but not required, to declare and pay dividends on Fantex Series Arian Foster. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series Arian Foster, but is not obligated to do so. A more detailed description of the dividend policy is available in the Registration Statement.

•                  The Le Monde Article states that “[Fantex Holdings] just started the process with the Securities & Exchange Commission (SEC), the U.S. securities regulator.” Fantex, Inc., and not Fantex Holdings, is issuing Fantex Series Arian Foster in an initial public offering that can be traded on a platform provided by Fantex Brokerage Services, LLC (“FBS”), an affiliate of the Company and a registered alternative trading system.

•                  The Le Monde Article states that “Fantex plans to sell 1.06 million shares to the public at a price of $10… ($600,000) [of the offering proceeds] will be retained by the startup.” Fantex, Inc. is offering 1,055,000 shares of Fantex Series Arian Foster. The Company expects to use $10.0 million of its net proceeds from the Offering to fund the purchase of the Company’s brand contract with Mr. Foster, $527,500 for the payment of the underwriting discount and $22,500 as general working capital for the operations of Fantex, Inc. The Company’s intended use of the net proceeds from the Offering are more fully described in the Registration Statement.

•                  The Le Monde Article states “‘This is real action’ said Buck French, the founder of Fantex.” Mr. French stated in response to a question of whether Fantex Series Arian Foster is “like stock” that the tracking stock “is real stock, [a] real security.”

•                  The Le Monde Article states “The share price will change depending on the career of the athlete. If they improve, because the player has signed a new contract, the securities will appreciate.” The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement. There is no guarantee that the tracking stock will increase in value if Mr. Foster signs a new contract or raises his earnings potential with standout play or increased sponsorships.

•                  The Le Monde Article states “[h]is contract with Houston still runs over the next three years, for a total of $23.5 million. This is already more than $4.5 million for future shareholders. Last year, sponsors have also paid him nearly $2 million.” The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” in the Registration Statement. There is no guarantee that Mr. Foster will receive the $23.5 million under his player contract with the Houston Texans or that future stockholders will receive the 20% due to the Company under the brand contract. In addition, in the year ended December 31, 2012, excluding his NFL player contract, Mr. Foster received approximately $482,000 from contracts subject to the Company’s brand contract with him.

2

•                  The Le Monde Article states “Mr. Buck then wants to convince other athletes to opt for this solution, offering immediate gains and guaranteed payment regardless of their career development and he dreams of expanding its model to Hollywood stars and pop stars.” The Company intends to sign brand contracts with other athletes, entertainers and high profile individuals, but has no current brand contracts with other athletes, entertainers and high profile individuals, and cannot predict whether or not there will be interest from other potential contract parties.

First TIME Article

•                  The First TIME Article is headlined “Be Very Careful Buying Arian Foster Shares,” and further states that “if you’re going to buy actual stock in the guy, proceed with caution.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or his brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

•                  The First TIME Article states that a “startup company, Fantex, is starting a sports stock market,” and that the Company “announced an intriguing new business plan: an athlete stock exchange.” FBS, an affiliate of the Company and a registered alternative trading system will operate the market. FBS does not intend to create a market in which investors trade on sports, athletes or athletic teams but rather intends to operate a trading platform for trading stocks. Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand. The Company intends to sign brand contracts with other athletes, entertainers and high profile individuals and issue additional tracking stocks linked to the separate economic performance of such athletes, entertainers and high profile individuals. The Company has no current commitments to enter into another brand contract.

Business Insider

•                  The Business Insider Article is headlined “36 Risks Associated With Buying Stock In Football Player Arian Foster,” and comments that “investing in a human being is risky business.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or his brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

Second NY Times Article

•                  The Second NY Times Article is headlined, “For Star Athlete I.P.O., a Stumble on the Field,” and further states that “Fantex, announced the first-ever athlete I.P.O.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or his brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

•                  The Second NY Times Article states that “[i]nvestors have the next couple of weeks to place orders,” and further states that “[i]t is unclear how the Fantex offering is proceeding since it began accepting orders last week. “ Investors can open and fund an account with FBS, an affiliate of the Company and a registered alternative trading system, but cannot currently place orders, or reservations, for the Offering of Fantex Series Arian Foster tracking stock. Once the reservation process commences, FBS will provide investors an electronic notice of when the Registration Statement is effective and that the orders may be accepted in as little as eight hours. To the extent the Company does not receive sufficient reservations to sell all of the shares being offered within 30 days of the date the registration statement is declared effective by the SEC, investors funds will be returned promptly, with interest and without deduction for expenses, and the Offering will terminate.

•                  The Second NY Times Article states that “[u]nlike a traditional I.P.O., this offering has no road show where the company and its bankers meet with potential investors to promote the deal. Instead, marketing materials are limited to the Fantex Web site and a lengthy prospectus.” The Company intends to conduct a road show.

3

•                  The Second NY Times Article quotes Mr. French as stating that “[Fantex is] investing and working to build Arian’s brand for the long term…[h]is injury today has no bearing on that fact.” The Company clarifies that Mr. French was noting that Mr. Foster’s injury has no bearing on the Company’s plan to invest in and help build Mr. Foster’s brand. Mr. French does not intend to imply that injuries would not impact necessarily the value of the Mr. Foster’s brand or the value of the tracking stock. The value of the tracking stock could depend upon many factors, including injury to Mr. Foster and such other factors discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

FT Article

•                  The FT Article is headlines “First down and $10 in athlete IPO.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or his brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

•                  The FT Article states that “Just over 1m shares in “Fantex Series Arian Foster” are set to be offered to the public at $10 each by Fantex Holdings, a Silicon Valley start-up that has signed a deal with the 27-year-old running back.” Fantex Series Arian Foster is a tracking stock that would be issued by the Company and not Fantex Holdings. Fantex, Inc. and not Fantex Holdings, entered into a brand contract with Mr. Foster.

•                  The FT Article states that “[i]nvestors in the tracking stock will be buying a share in the future earnings of Mr. Foster…” and in an accompanying graphic, states that Mr. Foster “will hand over 20% of all future earnings.” Holders of Fantex Series Arian Foster will be buying a share of tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand. The brand contract assigns to Fantex, Inc. a portion of Mr. Foster’s future brand income, as such term is defined in the brand contract, and excludes certain other income Mr. Foster may receive in the future.

•                  The FT Article states that “buyers of the Arian Foster shares technically own stakes in Fantex Inc, a subsidiary company of Fantex Holdings, but they have no voting power,” and in an accompanying graphic also states that investors “can buy non-voting shares in Fantex Series Arian Foster.” Holders of shares of Fantex Series Arian Foster are entitled to one vote per share of such stock. The voting rights of the investors in shares of Fantex Series Arian Foster are further described under the section entitled “Description of Capital Stock” in the Registration Statement.

•                  The accompanying graphic to the FT Article states that “[Fantex Inc.] will aim to pay out an equivalent of 19% of Foster’s earnings as dividends, keeping 1%.”  Fantex, Inc. has entered into a brand contract with Arian Foster, pursuant to which it will acquire a minority interest equal to 20% of Mr. Foster’s brand income, as such term is defined under the brand contract. 5% of this acquired brand income will be attributed to platform common stock and the remaining 95% will be attributed to the tracking stock. The Company’s board of directors is permitted, but not required, to declare and pay dividends on Fantex Series Arian Foster. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series Arian Foster, but is not obligated to do so. A more detailed description of the dividend policy is available in the Registration Statement.

Second TIME Article

•                  The Second TIME Article states that “The Denver Broncos executive stands to financially benefit from the success of an opposing player.” The Second TIME Article also states that “Elway, who has an equity stake in Fantex Holdings, stands to financially benefit if Foster, who plays for another NFL team, succeeds both on and off the field.” The value of the brand contract with Arian Foster would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement. There is no guarantee that the brand contract will increase in value.  Furthermore, even if the brand contract with Mr. Foster results in revenues to the Company, there is no guarantee that Fantex Holdings, in which Mr. Elway holds a nominal ownership interest, would be profitable.

•                  The Second TIME Article states “John Elway, executive vice president of football operations for the Denver Broncos, sits on the board of Fantex Holdings, parent company of the new stock exchange offering shares of Houston Texans running back Arian Foster to the public.” FBS, an affiliate of the Company, is a registered alternative trading system that operates a platform on which the shares may be traded. The Company, and not FBS, is issuing shares of Fantex Series Arian Foster in an initial public offering. Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or his brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

•                  The Second TIME Article states “Foster would receive that $10 million payment, in exchange for 20% of his future earnings flowing to Fantex. Investors can try to resell the stock for a profit on an exchange run by Fantex, and hope for a dividend.” Upon the consummation of the Offering, Fantex, Inc. would pay to Arian Foster $10 million in exchange for a 20% interest in a portion of Mr. Foster’s future brand income, as such term is defined in the brand contract, and which excludes certain other income Mr. Foster may receive in the future. Shares of Fantex Series Arian Foster can be traded on a platform provided by FBS, an affiliate of the Company and a registered alternative trading system.

4

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the commencement or completion of the Offering, future ABI under its brand contract with Arian Foster, including longevity of his career, the Company’s ability to build a portfolio of brands, the ability to contribute to Arian Foster’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, results of operations, net income, the intended use of the net proceeds from the Offering, financial condition, liquidity, prospects, growth and strategies, plans, achievements, dividends, capital structure, market opportunities and the trends that may affect the Company or Arian Foster. The Company generally identifies forward-looking statements by words such as “expect,” “intend,” “plan,” “predict,” “believe,” “continue,” “may,” “will,” “would,” “should,” “can make,” “can be” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

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Annex A

Text of the Article dated October 17, 2013 Published by The New York Post

Own a piece of an NFL star
By Mark DeCambre
October 17, 2013 | 7:11 pm

Forget fantasy sports!

A new San Francisco company is hoping to offer sports fans the chance to score big profits by owning a piece of a professional athlete — well, sort of.

Fantex Inc. expects in the next four to six weeks to have a $10.5 million initial public offering of NFL star running back Arian Foster — which would represent about 20 percent of a holding company that owns the rights to the player’s income stream.

The shares wouldn’t be listed on any exchange and would be available only through Fantex’s broker-dealer Fantex Brokerage Securities.

But, hey, if you’ve ever wanted to own a piece of the Houston Texan running back, this may be your best shot, Buck French, Fantex’s founder, told The Post.

Fantex filed paperwork Thursday with the Securities and Exchange Commission.

“The goal is to focus on athletes first across the primary sports, and after that, we’ll start working on the entertainment side,” French explained.

Foster will give up 20 percent of his “future brand” income in perpetuity and will pocket $10 million of the $10.5 million raised in the IPO, according to the Fantex deal.

That pegs Texans’ 27-year-old fourth-year undrafted free agent at $50 million in Fantex dollars.

Fantex, which will serve as a sort of brand manager for athletes, collects their share of his earnings stream even if he retires and goes on to become a broadcaster covering NFL games, French explains.

It may be a steep price for some athletes, but for some like Foster, this may be the best thing next to having your own personal marketing firm.

“At the end of the day, [Foster] believes specifically that what we are doing for his brand will help him grow his brand greater than he would otherwise be able to do,” French said.

Fantex does not have any specific arrangements with the NFL, and so it’s unclear if it will face hurdles branding athletes due to league rules.

If Foster’s stock rises, investors could be looking at a big windfall.

To be sure, however, investing in the brand of NFL athletes comes with huge risks, including the possibility that they could get ensnared in problems from accusations of sexual assault to outright murder raps, like, say, former New England Patriots’ tight end Aaron Hernandez.

A-1

French acknowledges the risk (as does his paperwork with the SEC ) but claims that he plans on vetting his talent in order to avoid headaches.

“Those are the risk factors. . . but the goal is to work with other high-profile individuals who we believe have the brand attributes that we could work with,” French said.

He declined to talk about which other entertainers or athletes the company might be working with.

Ideally, Fantex is looking for high-net worth investors to buy shares in offerings like Foster’s.

Otherwise, those with household incomes of between $50,000 to $100,000.

Investments are limited to $7,500.

“Fantex represents a powerful new opportunity for professional athletes, and I wish it were available during my playing days,” NFL great John Elway told the New York Times, which first reported the Fantex story.

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Annex B

Text of the Article dated October 18, 2013 Published by the Le Monde

18 October 2013 , by Jérôme Marin
Fantex wants to list a sports stock market
(as translated into English)

American football player of the Houston Texans, Arian Foster could soon become the first publicly traded sports figure. This is certainly the goal of Fantex Holdings, a company formed last year in San Francisco. It just started the process with the Securities & Exchange Commission (SEC), the U.S. securities regulator.

Fantex plans to sell 1.06 million shares to the public at a price of $10. Their performance will be backed by 20% of the revenue generated by the player under his contracts - with his club, sponsors and television, if he pursues a career as a broadcaster, after his retirement - will be returned to shareholders. In exchange, Arian Foster will receive $10 million from the sale of securities. The balance ($600,000) will be retained by the start-up.

“This is real action,” said Buck French, the founder of Fantex, who made a fortune during the Internet bubble of the late 90s. “Once issued, they will be listed on the secondary market where the price will be determined,” he says. The holders of these securities may then resell them on a platform set up by the company, which will charge a 1% commission on each transaction.

The share price will change depending on the career of the athlete. If they improve, because the player has signed a new contract, the securities will appreciate. On the contrary, if the “brand” as repeats Buck French, generates little or no more income, “their value will fall, potentially to zero,” he admits.

Aged 27, Arian Foster, now in his fifth season in the National Football League, the powerful champion of professional football. His contract with Houston still runs over the next three years, for a total of $23.5 million. This is already more than $4.5 million for future shareholders. Last year, sponsors have also paid him nearly $2 million.

However, the return on investment is uncertain. For shareholders to make profits, it will mean Arian Foster generates $50 million of revenue. To do this, he must continue his career for several years, even though the players playing in his position began to decline starting 30 years of age.

In addition, the risks are many: no less than 37 pages were required to list them all in the prospectus submitted to the SEC. Examples: a severe injury, poor performance on the field or off-field reputational harm.

Fantex hopes to capitalize on the success of football, by far the most popular sport in the United States, to succeed in this operation. It will be realized only if all the shares are sold. Mr. Buck then wants to convince other athletes [to] opt for this solution, offering immediate gains and guaranteed payment regardless of their career development and he dreams of expanding its model to Hollywood stars and pop stars.

B-1

Annex C

Text of the Article dated October 18, 2013 Published by TIME Magazine

Be Very Careful Buying Arian Foster Shares
A startup company, Fantex, is starting a sports stock market. But beware before jumping in
By Sean Gregory @seanmgregory | Oct. 18, 2013

For your fantasy team, star Houston Texas running back Arian Foster is one of the safest bets out there — though he’s only scored one touchdown yet this year, to the disappointment of many fantasy owners.

But if you’re going to buy actual stock in the guy, proceed with caution. Lots of caution.

On Thursday a company called Fantex announced an intriguing new business plan: an athlete stock exchange, with real money involved, with Foster as the first offering. Fantex is offering 1,055,000 shares of “Fantax Series Arian Foster Convertible Tracking Stock” for $10 per share in an IPO; according to Fantex, investors can start placing orders in two weeks. No individual can buy more than 1% of the shares, which amounts to $105,500. Foster gets $10 million in proceeds: the remaining $550,000 pays for underwriters and other expenses. In exchange for this $10 million, Foster must fork over 20% of his future earnings, from football and off-field income like endorsements, merchandising, coaching and football camps, even movie appearances (if Foster plays himself or the role of a professional or amateur football player).

“You can see how it makes sense for Arian Foster,” says Craig Pirrong, finance professor at the University of Houston’s Bauer School of Business. Foster is hedging. He’s already in his fifth year: the average NFL career lasts 3.5 years, and according to prior research, running backs have even shorter careers. No player takes more of a pounding than the primary ball-carrier. And NFL contracts aren’t fully guaranteed.

The $10,000,000 is like an insurance claim. The price for this windfall: a 20% tax on future earnings. Assuming Foster remains healthy, and is able to capitalize on his fame when his career does end, this tax should provide a healthy cash flow to Fantex. “Arian still owns 80%, so he’s very much incentivized to continue to build his brand,” says Buck French, co-founder and chief executive of Fantex. “And by the way, we’re incentivized to help him, because we have 20%. That was our whole idea of starting this company, aligning everyone’s incentives properly.”

But what about the individual investors actually buying the Foster stock, and financing Foster’s payment? They are, in effect, insuring Foster, without guarantees of a premium payment. If you buy a Foster share, there are two ways you can make money. One is through dividends. Fantex can choose to return some of the 20% of those future earnings over the common stock investors. “We absolutely have an expectation to pay out a dividend,” says French. Dividends, however, are never guaranteed. “The company has tremendous discretion in how to allocate the cash flows it gets from its 20% of Foster’s earnings,” says Pirrong. And Foster could get injured tomorrow — remember, he’s an NFL running back. His future endorsements and commercial opportunities can dry up. That 20% of future earnings may be a small pie for investors.

As outlined in the prospectus filed with the SEC, Fantex’s parent company will hold 99% of the voting power of the outstanding common stock. You are not buying equity in Arian Foster: Foster can run his career however he wants to. You’re in essence buying shares in Fantex, a company whose only revenue, right now, is 20% of Foster’s future earning.

The other way you can make money is to trade Foster shares on an exchange that Fantex will operate. “This is linked to real cash flows associated with a professional athlete,” says French. True, but Foster’s excellent performance — and compensation — doesn’t automatically boost the stock price. In sports gambling, if you bet on a team, and that team covers the spread, you get a guaranteed payout. Even in fantasy football, if Arian Foster rushes for lots of yards and touchdowns, you accrue points, which could help you win your league’s pot. You directly benefit from Foster’s success. Here, even if Foster breaks every rushing record out there, and does more commercials than Peyton Manning, there’s still no guarantee his stock price will rise. “The market price of our tracking series may not reflect the intrinsic value or performance of the associated tracking series brand,” Fantex writes in its SEC filing.

C-1

Pirrong cites two factors that could put downward pressure on Foster’s stock price. First is liquidity risk. This is a brand new market; there’s little assurance that enough investors will want to jump in, and take shares off anyone’s hands. The second is the nature of the investment. Since the shares don’t give you any direct ownership or say in Foster’s decisions, they may trade at a discount.

To its credit, Fantex lays out all the various risks, loud and clear, in its SEC filing. “This offering is highly speculative and the securities involve a high degree of risk,” the company writes. “Investing in our Fantex Series Arian Foster should be considered only by persons who can afford the loss of their entire investment.” Brian Goff, economics professor at Western Kentucky University’s Ford School of Business, likens the Foster investment to a junk bond. “That’s not as pejorative as some might take it,” Goff says. “Most high-yield bonds do not default, but the level of risk and uncertainty is high.”

Pirrong spent part of Friday reading through the filing. “It has a penny stock feel to it,” he says. “Very much so.”

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Annex D

Text of the Article dated October 18, 2013 Published by Business Insider

36 Risks Associated With Buying Stock In Football Player Arian Foster
LINETTE LOPEZ | Oct. 18, 2013, 12:53 PM

If Fantex’s prospectus on its new Arian Foster stock is any indication, investing in a human being is risky business.

Yesterday, the San Francisco-based company announced that it would issue Fantex Series Arian Foster — a stock backed by Houston Texan running back Arian Foster’s brand and career. The stock would exclusively trade on an Exchange Fantex created and be brokered in-house.

Now, anytime you file a new stock with the Securities and Exchange Commission, you have to write a prospectus outlining what the stock is and the risks associated with buying it.

As Fantex writes: “Investing in our Fantex Series Arian Foster involves a high degree of risk. You should carefully consider the risks described below...If any of the events discussed in the risk factors below occur it could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our Fantex Series Arian Foster could decline, and you could lose all or part of your investment.”

Below is a laundry list of risks Fantex outlines in its filing range from issues with Foster’s physical person to the simple fact that no company has ever done anything like this before — so no one knows if it’ll be a success.

The first risk factors all have to do with whether or not anyone will actually buy this idea, and this stock:

•                  we and future potential contract parties may not agree on the assumptions and estimates used to determine the estimated future earnings of potential contract parties;

•                  potential contract parties may not want to incur legal, tax and other burdens associated with entering into a brand contract, including, for example, ongoing information and disclosure requirements, as well as the potential risk, due to the lack of any currently binding or authoritative guidance from the IRS, that the ABI we are purchasing from the contract party could be reportable income for the contract party, and, as a result, that it may not be fully deductible for U.S. federal income tax purposes;

•                  the potential impact of possible disclosure of the terms of material included contracts, and the impact that these disclosure obligations may have on the ability of a contract party to enter into additional endorsement deals or to participate in other brand-income generating activities;

•                  any negative perception by the media, fans, leagues, clubs or others of our business model;

•                  any negative perception by the media, fans, leagues, clubs or others of any of our contract parties, including Arian Foster or other contract parties as a result of their decision to enter into a brand contract with us, or otherwise; and

•                  the performance of the Arian Foster brand contract, or other brand contracts that we enter into, and/or the performance of the related tracking series, which may be worse than anticipated.

Then there are the risks associated with the business model itself. Will their marketing consulting manage to boost Foster’s profile? Is the strategy cost effective? Will other athletes get on board?

•                  the rate at which we begin to realize revenue under our brand contract with Arian Foster, as well as under any additional brand contracts that we may enter into in the future;

•                  the cost of our efforts to evaluate, target and access the brands that meet our criteria, as well as the cost and expense of negotiating any new brand contracts;

•                  our ability to enter into additional brand contracts, and if so the amount of the upfront purchase price that we would have to pay to acquire rights under any such brand contracts;

•                  the number and characteristics of any new brand contracts that we may enter into;

•                  the cost and expenses of any equity or debt financings that would be necessary to pay the purchase price under any additional brand contracts, and any regulatory or other delays in any of these offering processes;

•                  the effect of competing technological and market developments;

•                  the cost of establishing and building our sales, marketing and compliance capabilities; and

•                  the rate at which we invest in marketing and other costs to assist our acquired brands in building and enhancing the value of their brands.

Then there are just plain old risks to the stock:

•                  performance of Arian Foster in the NFL;

•                  our perceived financial standing and the stability of the Fantex platform;

•                  market interest in trading our Fantex Series Arian Foster;

•                  liquidity needs of investors due to the overall performance of the equity markets or otherwise;

•                  industry related regulatory developments;

•                  investor perceptions of Arian Foster, us and professional football;

•                  changes in accounting standards, policies, guidance, interpretations or principles;

•                  changes in tax code that may affect the economics of your investment;

•                  insolvency of Fantex or Arian Foster;

•                  regulatory findings, determinations or changes affecting our ability to operate;

•                  sales of our Fantex Series Arian Foster by a large stockholder;

•                  general economic conditions;

•                  changes in interest rates; and

•                  availability of capital.

Then there are all the risks relating to Foster himself, like an NFL lockout, for instance:

•                  Arian Foster’s NFL player contract is a significant portion of the current cash we would receive under his brand contract.

•                  The value of our Arian Foster Brand is dependent upon the performance of, and to a lesser extent, the popularity of Arian Foster in the NFL.

•                  The profitability of Arian Foster’s brand contract is substantially dependent upon Arian Foster’s ability to enter into at least one additional multi-year NFL player contract on economic terms that are comparable to his existing NFL player contract, and, to a lesser extent, on his ability to successfully attract and retain endorsements during his playing career and thereafter in excess of amounts he has attracted historically and/or generate other brand income after his playing career.

•                  Our ability to increase the value of any of the Arian Foster Brand may be limited and our investments in the promotion of any of the Arian Foster Brand may cause the market value of our stock to decline.

•                  Arian Foster may suffer from an injury, illness or a medical condition; any injuries, illnesses or medical conditions of Arian Foster may affect the cash received by us under the brand contract.

•                  Future negative publicity could damage Arian Foster’s reputation and impair the value of his brand.

•                  There could be a decline in the popularity of the NFL and/or the team on which Arian Foster plays in the NFL, or a decline in Arian Foster’s popularity

•                  Arian Foster could be negatively affected by current and future rules of the NFL.

•                  Arian Foster could be negatively affected by an NFL work stoppage.

Annex E

Text of the Article dated October 21, 2013 Published by The New York Times

I.P.O./OFFERINGS | OCTOBER 21, 2013, 9:35 AM

For Star Athlete I.P.O., a Stumble on the Field
By PETER LATTMAN

The “road show” for the Arian Foster initial public offering has gotten off to a disappointing start.

On Thursday, a new company, Fantex, announced the first-ever athlete I.P.O., selling shares tied to the earnings of Mr. Foster, a star running back for the Houston Texans.

Three days later, on Sunday, Mr. Foster had one of the worst outings in his five years in the National Football League. He carried the ball just four times for 11 yards before leaving the Texans game in the first half with a pulled hamstring.

The chance of injury was one of the many risks Fantex disclosed in the Foster I.P.O. Fantex is selling about $10 million worth of stock to pay Mr. Foster for a 20 percent interest in his future income, which includes the value of his playing contracts, corporate endorsements and appearance fees. Shareholders will own interests in a tracking stock whose performance is intended to be linked to Mr. Foster’s future economic success.

Investors have the next couple of weeks to place orders. Unlike a traditional I.P.O., this offering has no road show where the company and its bankers meet with potential investors to promote the deal. Instead, marketing materials are limited to the Fantex Web site and a lengthy prospectus with 37 pages of risk factors detailing what might go wrong with the investment.

Fantex, based in San Francisco, has registered the I.P.O. with the Securities and Exchange Commission, and shares are going to trade on a trading platform operated by Fantex. The Foster offering is the company’s first, but it hopes to issue more for additional football players as well as for other professional athletes and entertainers.

The company is focusing on small investors, with an investment minimum of just $10.

Making its debut with Mr. Foster, especially given the timing of the deal, had some people scratching their heads. Mr. Foster has led all running backs in touchdowns in two of the last three seasons, while racking up well over 1,000 yards each year — stats that placed him firmly in the game’s top tier of players, and made him a favorite in fans’ N.F.L. fantasy leagues.

But coming into this year, there was some uncertainty surrounding Mr. Foster, who had sustained a heavy workload and was showing signs of wear and tear with both calf and back ailments. Running backs historically have a high risk of injury.

Mr. Foster’s production trailed off somewhat through the first six weeks of this season, with just one rushing touchdown, though he led the A.F.C. in rushing with 531 yards. But on Sunday, in the Texans loss to the Kansas City Chiefs, Mr. Foster left the game during the first quarter with an aggravated hamstring and did not return.

After the game, Mr. Foster told reporters the injury did not seem severe. The Texans have a bye week on Sunday, which should give it time to heal.

Still, it seems that Mr. Foster’s latest health concern was exactly the type of bad news Fantex had hoped to avoid. The company planned to roll out the Foster I.P.O. at the beginning of the N.F.L. season to eliminate the possibility of an injury or slump, but it was slowed down by the regulatory approval process, according to people briefed on the deal.

It is unclear how the Fantex offering is proceeding since it began accepting orders last week. But on Sunday night, Buck French, a co-founder and the chief executive of Fantex, showed little concern about the setback.

“We are investing and working to build Arian’s brand for the long term,” Mr. French said. “His injury today has no bearing on that fact.”

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Annex F

Text of the Article dated October 21, 2013 Published by The Financial Times

October 21, 2013 4:54 pm
First down and $10 in athlete IPO
By Arash Massoudi in New York

When American football star Arian Foster limped off the field on Sunday night with a hamstring injury, it was a blow not just for his Houston Texans team, which lost the game 17-16, but also for one of the most unusual initial public offerings this year.

Just over 1m shares in “Fantex Series Arian Foster” are set to be offered to the public at $10 each by Fantex Holdings, a Silicon Valley start-up that has signed a deal with the 27-year-old running back.

Investors in the tracking stock will be buying a share in the future earnings of Mr Foster, who will receive $10m upfront in exchange for giving up 20 per cent of his future income.

If successful, the set-up would revive a model used by companies such as Walt Disney Co, AT&T and Donaldson Lufkin & Jenrette before the dotcom bubble to offer investors a stake in their fast-growing businesses.

During the go-go days of the nineties, the appetite for technology and telecom stocks was so strong that Wall Street came up with a novel way to give investors exposure to a company’s subsidiary without having to spin it off.

They were called tracking stocks and the fad largely faded away, with rare exceptions today at companies such as John Malone’s Liberty Interactive. At the time, those often came in the form of offerings in ecommerce or wireless units, giving the parent company tax advantages and greater control over its subsidiary.

“We felt that creating the tracking stock was a nice way for the investor to buy the Fantex brand they were interested in,” said Buck French, chief executive of Fantex Holdings, who added that the company would look to pair up with more athletes.

Tracking an athlete (please find attached the graphic following the main article)

Graphic explanation of how investors can buy shares in the earnings of such sports stars as NFL running back Arian Foster

“Arian and we believe that applying traditional market techniques could help foster a brand that has longevity. It’s not tied to him being an athlete but really a brand that survives well past his playing years.”

The Arian Foster tracking stocks will be traded through an exchange operated by a Fantex broker-dealer, which will also underwrite the initial public offering.

Tracking stocks have long been criticised for their lack of investor protections, with the shares carrying even fewer rights accorded to most shareholders. For instance, buyers of the Arian Foster shares technically own stakes in Fantex Inc, a subsidiary company of Fantex Holdings, but they have no voting power. In addition to the risk of injury to Mr Foster, as illustrated in Sunday’s game, the offering document also lists 37 pages of risk factors.

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Fantex said it had taken steps to address concerns about its share structure by adding five independent directors to the board of its subsidiary.

“Our entire model is based on ability to acquire an interest in other brands . . . It is in our interest to insure the tracking stock receives the attributed brand income they are entitled,” Mr French said.

The offering is expected to take place in the coming months, assuming the company’s plans receive clearance from US securities regulators.

* * * * *

October 21, 2013 4:42 pm
How to buy shares in a sports star’s earnings
By Robin Kwong, Cleve Jones and Arash Massoudi

In an unusual IPO, investors can purchase a tracking stock that in effect gives them shares in the future earnings of Arian Foster, an American football player. This graphic shows how it works:

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Annex G

Text of the Article dated October 21, 2013 Published by TIME Magazine

Fantex Makes John Elway and Arian Foster Unusual Bedfellows
The Denver Broncos executive stands to financially benefit from the success of an opposing player. Is this a conflict of interest?
By Sean Gregory @seanmgregory | Oct. 21, 2013

John Elway, executive vice president of football operations for the Denver Broncos, sits on the board of Fantex Holdings, parent company of the new stock exchange offering shares of Houston Texans running back Arian Foster to the public. These shares are priced at $10 each, and the company is hoping to raise some $10 million in an IPO. Foster would receive that $10 million payment, in exchange for 20% of his future earnings flowing to Fantex. Investors can try to resell the stock for a profit on an exchange run by Fantex, and hope for a dividend. “Fantex represents a powerful new opportunity for professional athletes, and I wish it were available during my playing days,” Elway said in a statement after Fantex’s deal with Foster was announced last week.

But as a result of this arrangement, Elway, who has an equity stake in Fantex Holdings, stands to financially benefit if Foster, who plays for another NFL team, succeeds both on and off the field. Doesn’t this arrangement create a natural conflict of interest? The Broncos declined to comment about Elway’s stake in Fantex and directed TIME to contact his agent, Jeff Sperbeck. Sperbeck declined to comment, and said Elway would not be available for an interview. The NFL also declined to comment on Elway’s potential conflict of interest.

Fantex has not revealed the size of Elway’s equity stake in Fantex Holdings. It’s highly doubtful that Elway, in his position as a Broncos executive, would direct the Denver defense to let Foster rack up impressive statistics. Or even tell the defense to not hit him that hard. “His ownership position in Fantex Holdings is not enough relative to his total net worth, is my guess, that that would ever be contemplated,” says Buck French, co-founder and chief executive of Fantex. “We’ve never even — I couldn’t even conceive of that concept happening. Plus, there’s lots of other people in between him and making the decisions on the field.”

Still, Elway’s position on the Fantex board could incentivize him to sign Foster, or any other Fantex client, to a lucrative contract down the road. “If Fantex takes off and has 40 or 50 players on its roster, instead of just one, this theoretical conflict becomes more real,” says attorney Charles Baker, corporate- and finance-practice partner with DLA Piper’s global sports, media and entertainment group.

Sports leagues have traditionally tried to avoid even the appearance of such conflicts. In 2004, sports agent Jeffrey Moorad became minority owner and CEO of the Arizona Diamondbacks; he no longer represented players. Recently, rapper Jay Z sold his small stake in the Brooklyn Nets so he could become a player agent. “The Elway situation is unusual,” says Baker. “Practically speaking, it’s highly unlikely that Elway’s association with Fantex would impact his decisionmaking. But the potential conflicts are there. You can’t say that they aren’t.”

Fantex had a rough opening weekend. Its first client, Foster, left a game against the Kansas City Chiefs with a hamstring injury. “It doesn’t seem too severe right now, so we will just play it out,” Foster said afterward. “I have a bye week coming. It’s tough.” Fantex has said investors can start ordering Foster shares in a couple of weeks: if Foster’s health is in question, Fantex might not be able to raise the $10 million needed for the Foster deal to go through. If Foster cannot attract the $10 million, Fantex has said the deal will be canceled. Anyone who ordered shares would get their money back.

And Elway would avoid a possible headache.

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